Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2020

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2020

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	March 31,
	2019	2020
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5,297	5,072
Short-term bank deposits	22,192	16,109
Prepaid expenses	108	277
Other receivables	613	682
Total current assets	28,210	22,140

NON-CURRENT ASSETS
Property and equipment, net	1,816	1,698
Right-of-use assets, net	1,650	1,565
Intangible assets, net	21,891	21,768
Total non-current assets	25,357	25,031
Total assets	53,567	47,171

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loans	2,692	2,777
Accounts payable and accruals:
Trade	7,794	7,489
Other	1,280	1,303
Lease liabilities	202	197
Total current liabilities	11,968	11,766
NON-CURRENT LIABILITIES
Warrants	658	182
Long-term loans, net of current maturities	5,799	5,076
Lease liabilities	1,762	1,639
Total non-current liabilities	8,219	6,897
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	20,187	18,663

EQUITY
Ordinary shares	4,692	4,907
Share premium	265,938	267,140
Capital reserve	12,132	12,488
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(247,966)	(254,611)
Total equity	33,380	28,508
Total liabilities and equity	53,567	47,171

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended March 31,
	2019	2020
	in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(4,392)	(5,422)
SALES AND MARKETING EXPENSES	(256)	(175)
GENERAL AND ADMINISTRATIVE EXPENSES	(930)	(1,243)
OPERATING LOSS	(5,578)	(6,840)
NON-OPERATING INCOME (EXPENSES), NET	(340)	469
FINANCIAL INCOME	210	140
FINANCIAL EXPENSES	(447)	(414)
NET LOSS AND COMPREHENSIVE LOSS	(6,155)	(6,645)

LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.05)	(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	132,979,984	176,454,423

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Share premium	Capital Reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2019	3,110	250,192	11,955	(1,416)	(222,520)	41,321
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2019:
Issuance of share capital, net	817	9,620	-	-	-	10,437
Employee stock options exercised	1	18	(18)	-	-	1
Employee stock options forfeited and expired	-	30	(30)	-	-	-
Share-based compensation	-	-	284	-	-	284
Comprehensive loss for the period	-	-	-	-	(6,155)	(6,155)
BALANCE AT MARCH 31, 2019	3,928	259,860	12,191	(1,416)	(228,675)	45,888

	Ordinary shares	Share premium	Capital Reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2020	4,692	265,938	12,132	(1,416)	(247,966)	33,380
CHANGES FOR THREE MONTHS ENDED MARCH 31, 2020:
Issuance of share capital, net	208	895	-	-	-	1,103
Employee stock options exercised	7	204	(204)	-	-	7
Employee stock options forfeited and expired	-	103	(103)	-	-	-
Share-based compensation	-	-	663	-	-	663
Comprehensive loss for the period	-	-	-	-	(6,645)	(6,645)
BALANCE AT MARCH 31, 2020	4,907	267,140	12,488	(1,416)	(254,611)	28,508

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2019	2020
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(6,155)	(6,645)
Adjustments required to reflect net cash used in operating activities (see appendix below)	1,533	(93)
Net cash used in operating activities	(4,622)	(6,738)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(21,510)	(6,000)
Maturities of short-term deposits	12,228	12,191
Purchase of property and equipment	(31)	-
Net cash provided by (used in) investing activities	(9,313)	6,191

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	14,989	1,103
Employee stock options exercised	1	7
Repayments of loans	(23)	(682)
Repayments of lease liabilities	(50)	(41)
Net cash provided by financing activities	14,917	387

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	982	(160)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	3,404	5,297
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(2)	(65)
CASH AND CASH EQUIVALENTS - END OF PERIOD	4,384	5,072

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
 APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Three months ended March 31,
	2019	2020
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	213	321
Long-term prepaid expenses	1	-
Exchange differences on cash and cash equivalents	2	65
Fair value adjustments of warrants	(79)	(476)
Share-based compensation	284	663
Warrant issuance costs	417	-
Interest and exchange differences on short-term deposits	(195)	(108)
Interest on loans	154	44
Exchange differences on lease liability	-	(82)
	797	427

Changes in operating asset and liability items:
Decrease (increase) in prepaid expenses and other receivables	786	(238)
Decrease in accounts payable and accruals	(50)	(282)
	736	(520)
	1,533	(93)

Supplemental information on interest received in cash	229	184

Supplemental information on interest paid in cash	238	275

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, primarily in clinical stages, with a focus on the field of oncology.

The Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Capital Market, and its ordinary shares are traded on the Tel Aviv Stock Exchange (“TASE”).

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology.

Although it has generated revenues from out-licensing transactions in the past, the Company has incurred accumulated losses in the amount of $255 million through March 31, 2020 and cannot determine with reasonable certainty when and if it will have sustainable profits. Management believes that the Company’s current cash and other resources will be sufficient to fund its projected cash requirements into the second quarter of 2021. Accordingly, absent additional funding or the generation of cash flows from its operations, the Company may be unable to carry out its current operating activities planned for the next 12 months from the date of approval of these financial statements.

Management is in the process of evaluating various financing alternatives, including funding its clinical development activities via out-licensing or collaborations, and fundraising in the public or private equity markets. However, there is no certainty about the Company’s ability to obtain such funding. These factors raise substantial doubt as to the Company’s ability to continue as a going concern.

The financial information has been prepared on a going concern basis, which assumes the Company will continue to realize its assets and discharge its liabilities in the normal course of business. If the Company does not raise the requisite funds, it will need to curtail or cease operations. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of March 31, 2020, and for the three months then ended, were approved by the Board of Directors on May 19, 2020, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2020 and for the three months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2019 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three months ended March 31, 2020 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

In the process of preparing the interim financial statements, management makes estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, equity and expenses, as well as the related disclosures of contingent assets and liabilities. These inputs also consider, among other things, the implications of COVID-19 on the Company’s activities, and the resultant effects on critical and significant accounting estimates, most significantly in relation to the value of intangible assets. Future developments related to COVID-19 are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat it, as well as its overall economic impact, and more specifically its effects on the financial markets. All estimates made by the Company related to the impact of COVID-19 in its financial statements may change in future periods. Actual results could differ from those estimates.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2019 and for the year then ended.

NOTE 4 – AT-THE-MARKET (“ATM”) SALES AGREEMENT WITH BTIG

In October 2017, the Company entered into an at-the-market (“ATM”) sales agreement with BTIG, LLC (“BTIG”), pursuant to which the Company may, at its sole discretion, offer and sell through BTIG, acting as sales agent, ADSs having an aggregate offering price of up to $30.0 million throughout the period during which the ATM facility remains in effect. The Company will pay BTIG a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility.

During the three months period ended March 31, 2020, the Company issued a total of 479,114 ADSs for total net proceeds of $1.1 million. From the effective date of the agreement through March 31, 2020, 2,725,916 ADSs were sold under the program for total gross proceeds of approximately $12.6 million, leaving an available balance under the facility of approximately $17.4 million as of March 31, 2020.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – SHAREHOLDERS’ EQUITY

As of December 31, 2019 and March 31, 2020, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	March 31,
	2019	2020

Authorized share capital	500,000,000	500,000,000

Issued and paid-up share capital	171,269,528	178,709,725

	In USD and NIS
	December 31,	March 31,
	2019	2020

Authorized share capital (in NIS)	50,000,000	50,000,000

Issued and paid-up share capital (in NIS)	17,126,953	17,870,972

Issued and paid-up share capital (in USD)	4,691,734	4,906,787